UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Carbonite, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

141337 10 5

(CUSIP Number)

MENLO VENTURES

2884 SAND HILL ROAD, SUTIE 100

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 854-8540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141337 10 5	13D

1.	Name of Reporting Persons Menlo Ventures X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,883,178 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,883,178 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,883,178 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.0% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 2 to the statement on Schedule 13D is filed by Menlo Ventures X, L.P. (“Menlo X”), Menlo Entrepreneurs Fund X, L.P. (“MEF X”), MMEF X, L.P. (“MMEF X”) and MV Management X, L.L.C. (“MVM X,” and together with Menlo X, MEF X and MMEF X, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 2 to the statement on Schedule 13D.
(2)	Includes (i) 1,835,454 shares of Common Stock held by Menlo X; (ii) 15,602 shares of Common Stock held by MEF X; and (iii) 32,122 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets is calculated based on 26,946,051 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Form 10-Q for the quarter ended March 31, 2016 as filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2016.

2.

CUSIP No. 141337 10 5	13D

1.	Name of Reporting Persons Menlo Entrepreneurs Fund X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,883,178 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,883,178 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,883,178 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.0% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 2 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 2 to the statement on Schedule 13D.
(2)	Includes (i) 1,835,454 shares of Common Stock held by Menlo X; (ii) 15,602 shares of Common Stock held by MEF X; and (iii) 32,122 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets is calculated based on 26,946,051 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Form 10-Q for the quarter ended March 31, 2016 as filed with the Commission on May 9, 2016.

3.

CUSIP No. 141337 10 5	13D

1.	Name of Reporting Persons MMEF X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,883,178 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,883,178 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,883,178 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.0% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 2 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 2 to the statement on Schedule 13D.
(2)	Includes (i) 1,835,454 shares of Common Stock held by Menlo X; (ii) 15,602 shares of Common Stock held by MEF X; and (iii) 32,122 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets is calculated based on 26,946,051 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Form 10-Q for the quarter ended March 31, 2016 as filed with the Commission on May 9, 2016.

4.

CUSIP No. 141337 10 5	13D

1.	Name of Reporting Persons MV Management X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,883,178 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,883,178 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,883,178 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.0% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 2 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 2 to the statement on Schedule 13D.
(2)	Includes (i) 1,835,454 shares of Common Stock held by Menlo X; (ii) 15,602 shares of Common Stock held by MEF X; and (iii) 32,122 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets is calculated based on 26,946,051 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Form 10-Q for the quarter ended March 31, 2016 as filed with the Commission on May 9, 2016.

5.

Explanatory Note

This Amendment No. 2 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons (as defined below) and amends the Schedule 13D filed with the Securities and Exchange Commission on September 21, 2011 (the “Original Schedule 13D”), and relates to shares of Common Stock, $0.01 par value per share (“Common Stock”), of Carbonite, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report the sale and distribution in kind of shares of Common Stock of the Issuer on June 7, 2016 and an additional distribution in kind on June 8, 2016. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 2, 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

a)	The persons and entities filing this statement are Menlo Ventures X, L.P. (“Menlo X”), Menlo Entrepreneurs Fund X, L.P. (“MEF X”), MMEF X, L.P. (“MMEF X,” and together with Menlo X and MEF X, the “Menlo Funds”), MV Management X, L.L.C. (“MVM X,” and together with the Menlo Funds, the “Reporting Persons”).

b)	The address of the principal place of business of each of the Reporting Persons is 2884 Sand Hill Road, Sutie 100, Menlo Park, California 94025.

c)	The principal business of each of the Reporting Persons is the venture capital investment business.

d)	During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Menlo X, MEF X and MMEF X are Delaware limited partnerships and MVM X is a Delaware limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling MVM X (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Schedule I of the Original Schedule 13D is hereby amended and restated in its entirety hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On June 7, 2016, certain of the Reporting Persons sold an aggregate of 250,000 shares of Common Stock held by the Reporting Persons on a pro rata basis.

On June 8, 2016, certain of the Reporting Persons sold an aggregate of 190,000 shares of Common Stock held by the Reporting Persons on a pro rata basis, and certain of the Reporting Persons distributed in kind an aggregate of 1,000,000 shares of Common Stock held by the Reporting Persons on a pro rata basis to their respective partners and members.

6.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Menlo X	1,835,454	0	1,883,178	0	1,883,178	1,883,178	7.0%
MEF X	15,602	0	1,883,178	0	1,883,178	1,883,178	7.0%
MMEF X	32,122	0	1,883,178	0	1,883,178	1,883,178	7.0%
MVM X (1)	0	0	1,883,178	0	1,883,178	1,883,178	7.0%

(1)	MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly.
(2)	This percentage is calculated based on 26,946,051 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Form 10-Q for the quarter ended March 31, 2016 as filed with the Commission on May 9, 2016.

(c) On June 7, 2016, the Reporting Persons sold an aggregate of 250,000 shares of Common Stock in open market transactions as follows:

Menlo X	MEF X	MMEF X	Price Per Share
243,664	2,071	4,265	$9.85

On June 8, 2016, the Reporting Persons sold an aggregate of 190,000 shares of Common Stock in open market transactions as follows:

Menlo X	MEF X	MMEF X	Price Per Share
185,185	1,574	3,241	$9.85

On June 8, 2016, the Reporting Persons distributed in kind the following shares of Common Stock on a pro rata basis to their respective partners and members:

Menlo X	MEF X	MMEF X	Total
974,658	8,284	17,058	1,000,000

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

7.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2016

MENLO VENTURES X, L.P.

MENLO ENTREPRENEURS FUND X, L.P.

MMEF X, L.P.

By:	MV Management X, L.L.C.
Its:	General Partner

By:	/s/ Pravin A. Vazirani
PRAVIN A. VAZIRANI
Managing Member

MV MANAGEMENT X, L.L.C.

By:	/s/ Pravin A. Vazirani
PRAVIN A. VAZIRANI
Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

8.

SCHEDULE I

Managers:

Henry D. Montgomery

c/o Menlo Ventures

2884 Sand Hill Road, Sutie 100

Menlo Park, California 94025

Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X

Citizenship: United States of America

John W. Jarve

c/o Menlo Ventures

2884 Sand Hill Road, Sutie 100

Menlo Park, California 94025

Principal Occupation:

Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X

Citizenship: United States of America

Douglas C. Carlisle

c/o Menlo Ventures

2884 Sand Hill Road, Sutie 100

Menlo Park, California 94025

Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X

Citizenship: United States of America

Mark A. Siegel

c/o Menlo Ventures

2884 Sand Hill Road, Sutie 100

Menlo Park, California 94025

Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X

Citizenship: United States of America

Pravin A. Vazirani

c/o Menlo Ventures

2884 Sand Hill Road, Sutie 100

Menlo Park, California 94025

Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X

Citizenship: United States of America

Shawn T. Carolan

c/o Menlo Ventures

2884 Sand Hill Road, Sutie 100

Menlo Park, California 94025

Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X

Citizenship: United States of America

9.

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D.

10.